SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   August 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q2 2007 Results dated August 22, 2007.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Q2 2007 Results

Wednesday August 22, 9:00 am ET

NETANYA, Israel, August 22 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq Capital Market: RADA) today reported its financial results for the second quarter ended June 30, 2007.

Financial Highlights

- Total revenues were $4.2 million, a 53% increase over Q1 2007 and 64% increase over Q2 2006.

- Operating income was $55,000 compared to operating losses of $339,000 in Q1 2007 and $ 1.1 million in Q2 2006.

The company reported revenues of $4.2 million for the second quarter of 2007, an increase of 53% from the $2.8 million reported in the first quarter of 2007, and an increase of 64% compared to the $2.6 million reported in the second quarter of 2006. Gross profit for the second quarter of 2007 was $942,000, compared to $473,000 in the first quarter of 2007 and a gross loss of $474,000 in the second quarter of 2006. Operating income for the second quarter of 2007 was $55,000, compared to operating losses of $339,000 in the first quarter of 2007 and $1.1 million loss in the second quarter of 2006. Financing and other expenses were $145,000 for the second quarter of 2007, compared to $192,000 in the first quarter of 2007 and $221,000 in the second quarter of 2006. As a result, the company reported a net loss of $90,000 for the second quarter of 2007, compared to a loss of $ 531,000 in the first quarter of 2007 and $1.4 million loss in the second quarter of 2006.

For the first six months of 2007, revenues were $7.0 million, operating loss was $284,000 and net loss was $621,000. This compares with revenues of $4.6 million, operating loss of $2.3 million and net loss of $2.5 million for the first six months of 2006.

Commenting on the results, Mr. Zvika Alon, RADA's CEO said, "Although we reported a loss this quarter, Q2 2007 results improved significantly compared to Q2 2006 results. We expect that 2007 will be the third and last year of our current investment program aimed at developing new products that will become the backbone of our new product offerings. Our recently reported new contracts as well as those we expect to receive in the near future indicate an increase in production activity that is expected to generate improved operating results in the future."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data


                                                       June 30,     December
                                                          2007      31, 2006
                                                     Unaudited       Audited
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                          $ 1,339         $ 990
    Restricted cash                                        417           704
    Trade receivables (net of allowance for doubtful
    accounts of $ 34 at June 30, 2007 and December
    31, 2006)                                            3,570         4,296
    Other accounts receivable and prepaid expenses         599           200
    Costs and estimated earnings in excess of
    billings on uncompleted contracts                      663           668
    Inventories                                          2,375         2,468

    Total current assets                                 8,963         9,326

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                  983           983
    Leasing deposits                                        67            78
    Severance pay fund                                   1,737         1,624

    Total long-term receivables and deposits             2,787         2,685

    PROPERTY AND EQUIPMENT, NET                          2,931         3,359

    OTHER ASSETS:
    Intangible assets, net and goodwill                  1,826         2,072
    Deferred charges, net                                    -            13
    Total other assets                                   1,826         2,085

    Total assets                                      $ 16,507      $ 17,455

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
    long-term loans                                      $ 395         $ 559
    Convertible note                                     3,000         2,858
    Trade payables                                       1,424         1,611
    Other accounts payable and accrued expenses          3,264         3,419
    Deferred revenues                                       60            84
    Billings in excess of costs and estimated
    earnings on uncompleted contracts                      178           285
    Total current liabilities                            8,321         8,816

    LONG-TERM LIABILITIES:
    Long-term loan                                          65           142
    Accrued severance pay                                2,126         2,026
    Total long-term liabilities                          2,191         2,168

    MINORITY INTERESTS                                     410           397

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.015 par value -
    Authorized: 16,333,333 shares at March 31, 2007
    and December 31, 2006; Issued and outstanding:
    8,728,509 shares at June 30, 2007 and December
    31, 2006                                               116           116
    Additional paid-in capital                          67,371        67,239
    Accumulated deficit                                (61,902)      (61,281)
    Total shareholders' equity                           5,585         6,074
    Total liabilities and shareholders' equity        $ 16,507      $ 17,455

    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data


                                 Six months ended       Three months ended
                                        June 30,                June 30,
                                    2007       2006        2007         2006
                                                (Unaudited)

    Revenues                       6,958      4,577       4,204        2,570

    Cost of revenues               5,543      5,538       3,262        3,044

    Gross profit (loss)            1,415       (961)        942         (474)

    Operating expenses:
    Research and development         149         69          94           44
    Marketing and selling            682        440         383          213
    General and administrative       868        800         410          405

    Total operating expenses:      1,699      1,309         887          662

    Operating income (loss)         (284)    (2,270)         55       (1,136)
    Financial expense, net           324        347         142          227
    Other income (expenses),
    net                                -         68           -           (3)

                                    (608)    (2,549)        (87)      (1,366)
    Minority interests in
    income (loss) of subsidiary       13          -           3           (9)


    Net loss                      $ (621)  $ (2,549)      $ (90)    $ (1,357)

    Net loss per share:

    Basic and diluted net loss
    per share                    $ (0.07)   $ (0.30)    $ (0.01)     $ (0.15)



    Contact:
    Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921-111





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                 Herzle Bodinger, Chairman




Date: August 22, 2007